Exhibit 99.1

ANNUAL GENERAL SHAREHOLDERS’ MEETING OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol” or the “Company”) hereby calls on Shareholders to attend the Annual General Shareholders’ Meeting to be held on Friday, March 29, 2019, starting at 9 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), Bogotá, Colombia.

The agenda for the meeting will be:

1.	Safety guidelines
2.	Quorum Verification
3.	Opening by the Chief Executive Officer
4.	Approval of the Agenda
5.	Appointment of the President presiding Shareholders Meeting
6.	Appointment of the Commission responsible of scrutinizing elections and polling
7.	Appointment of the Commission responsible of reviewing and approving the minutes of the meeting
8.	Presentation of the report concerning the Board of Directors’ activities, the Board’s evaluation of the Chief Executive Officer’s performance, as well as the company’s compliance with the Corporate Governance Code
9.	Presentation of 2018 performance report by the Board of Directors and by the Chief Executive Officer
10.	Review and consideration of financial statements and consolidated financial statements as of December 31, 2018
11.	Review of the External Auditor’s Report
12.	Approval of reports presented by the Company’s management and the Company’s External Auditor and approval of Financial Statements
13.	Approval of proposal for dividend distribution
14.	Election of the Company’s External Auditor and assignment of his remuneration
15.	Election of the Company’s Board of Directors
16.	Approval of amendments to the Company’s Bylaws
17.	Approval of the Company’s Internal Regulation for General Shareholders’ Meeting
18.	Propositions and miscellaneous

As from March 7, 2019, shareholders may exercise the right to inspect the books and documents referred to in Articles 446 and 447 of the Colombian Code of Commerce. This information may be consulted at the Company’s main offices (Cra. 7 No. 37-69 Bogota, Office of Citizens Participation), in a time schedule from 7:30 a.m. to 4:00 p.m. The Sustainable Integrated Management Report may be consulted on Ecopetrol´s web site.

The résumés of the candidates for the Board of Directors and for the External Auditor are available to the shareholders on Ecopetrol´s Web site.

Shareholders that cannot attend the Shareholders´ Meeting may be represented through a proxy, granted in writing that shall meet the requirements established in Article 184 of the Colombian Code of Commerce. Shareholders may download from the web site the proxy models that may be used.

Except for cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares, other than their own, while in exercise of their posts, nor shall they be allowed to substitute the powers of attorney conferred upon them.

In all cases, shareholders´ representation shall be subject to Colombian Corporate Law and Securities Regulations concerning illegal, unauthorized and unsafe practices by the issuers of securities.

FELIPE BAYÓN PARDO

Chief Executive Officer

The meeting will be broadcasted live on Ecopetrol´s web site.

RECOMMENDATIONS:

•	Have your identity document at hand, and, if you are representing other shares, the respective proxy.
•	To avoid congestions and ensure proper participation of shareholders, the doors of Corferias and the registration spots will be open from 7:00 a.m. onwards.
•	Entry of accompanying persons will be allowed only for physically handicapped shareholders, elderly adults and minors
•	It is recalled that the admission to the Assembly or the distribution during the same of advertisements, flyers, bulletins and any other material that could affect the normal development of the Assembly are not allowed. Neither the admission and distribution of advertising elements, banners, pamphlets and any type of propaganda material are allowed

For further information

Shareholder Office, Calle 81 No. 19a – 18, Building Country 2nd floor

Bogotá telephone: 307 70 75; National line: 01 8000 113434

E-mail: accionistas@ecopetrol.com.co

www.ecopetrol.com.co